BB 9/4

02021975

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52522

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2002
165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORTX.COM

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3972 BARRANCA PKWY, SUITE J644
(No. and Street)

IRVINE (City) CA (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHACHAR (949) 475-5652
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARON ACCOUNTANCY CORPORATION, CPA'S
(Name – *if individual, state last, first, middle name*)

1470 JAMBOREE ROAD (Address) NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EYAL SHACHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORTX.COM, as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 23 DAY OF August, 2002

NOTARY PUBLIC

Signature

President
Title

Notary Public

S. AL-HASHIMI
COMM...1297181
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. March 13, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORTX.COM

FINANCIAL STATEMENTS

AND

AUDITOR'S REPORT

* * *

JUNE 30, 2002

BARON ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

BARON ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

1470 Jamboree Road
Newport Beach, CA 92660
TEL: (949) 640-0588
FAX: (949) 640-6003

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
NewportX.com

We have audited the accompanying statement of financial condition of NewportX.com as of June 30, 2002 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewportX.com as of June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Baron Accountancy Corporation

August 9, 2002

NEWPORTX.COM
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

CASH			$	10,449
DUE FROM RELATED COMPANY				2,500
			$	12,949

LIABILITIES AND STOCKHOLDER'S EQUITY

CALIFORNIA FRANCHISE TAX PAYABLE			$	800
STOCKHOLDER'S EQUITY				
Common Stock, no par value				
Authorized - 100,000,000 shares				
Issued and outstanding - 6,000 shares	$	6,000		
Additional paid-in capital		15,000		
Accumulated deficit		(8,851)		
				12,149
			$	12,949

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2002

REVENUES		
Commissions	$	76,543
EXPENSES		73,784
INCOME BEFORE INCOME TAX EXPENSE		2,759
INCOME TAX EXPENSE		(800)
NET INCOME	$	1,959

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balances at June 30, 2001	$6,000	$15,000	($10,810)
Net Income			1,959
Balances at June 30, 2002	$6,000	$15,000	($8,851)

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	1,959
Adjustments to reconcile net income to net cash used by operating activities:		
Increase in due from related company		(2,500)
Decrease in accounts payable		(10,000)
Net cash flow used by operating activities		(10,541)
CASH, at beginning of year		20,990
CASH, at end of year	$	10,449

See accompanying notes to the financial statements.

NEWPORTX.COM
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 1 – THE COMPANY

The company was incorporated in California on November 17, 1999 and it is a wholly-owned subsidiary of Newport Exchange Holdings, Inc.

On September 5, 2000, the Company was accepted for membership in the National Association of Security Dealers, Inc. (NASD) as a broker-dealer. The Company is authorized to retail corporate equity securities, listed and unlisted, and to operate as a put and call broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions received-Revenues are commissions received from another broker-dealer for referrals made to it. The Company has not commenced its broker-dealer retail operations to the general public as of June 30, 2002.

Use of estimates - The preparation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of credit risks – The Company maintains its cash account in one financial institution. Accounts in the financial institution are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2002, the cash balance did not exceed the FDIC limit.

NOTE 3 – INCOME TAXES

Income tax expense consists of the current year minimum California Franchise tax. At June 30, 2002, the Company has loss net operating loss carryforwards totaling $10,810 and $9,052 for federal and state purposes, respectively, that may be offset against taxable income. The net operating loss carryforwards begin to expire in the year 2019 and 2004 for federal and state purposes, respectively.

NOTE 4 – COMPUTATION OF NET CAPITAL

Total stockholder's equity	$12,149
Deduct stockholder's equity not allowable for net capital	-0-
Net Capital	$12,149

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

NET CAPITAL	
Total stockholder's equity	$12,149
Deduct stockholder's equity not allowable for net capital	0
Net Capital	$12,149
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$5,000
Net capital per above	12,149
Excess net capital	$7,149
RECONCILATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's FOCUS report	$21,000
Audit adjustments-	
Net current year income and expenses not previously recorded	1,959
Prior year accumulated net loss	(10,810)
Net capital per above	$12,149

Schedule I